UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

4th Floor, Building 5, Renxin Yaju, Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

Grant of Restricted Stock Awards under the Company’s Equity Incentive Plan

Effective April 1, 2024, the compensation committee of our board of directors granted 420,715 ordinary shares (the “Shares”) of restricted stock awards (with the vesting conditions waived) to Lei Liu, Chief Executive Officer and Director. The Shares were granted under the Company’s Third Amended and Restated 2010 Equity Incentive Plan. The issuance of the Shares is registered under a Registration Statement on Form S-8 (File No.: 333-277849) filed with the Securities and Exchange Commission and became effective on March 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2024

CHINA JO-JO DRUGSTORES, INC.

By:	/s/ Lei Liu
Name:	Lei Liu
Title:	Chief Executive Officer

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